Exhibit 99.2

FOR IMMEDIATE RELEASE
Results for the quarter ended December 31, 2005 under Consolidated Indian GAAP
Wipro records 30% growth in Revenues
Revenue in Global IT business was $ 473 million; a growth of 10% sequentially
Bangalore, January 18, 2006 — Wipro Limited today announced its audited results approved by the Board of Directors for the quarter ended December 31, 2005.
Highlights:
Results for the Quarter ended December 31, 2005
•	Wipro Limited Revenue increased by 30% yoy to Rs. 27.4 billion (Rs. 2,744 Crores); Profit After Tax grew by 27% yoy and by 14% sequentially to Rs. 5.4 billion (Rs. 543 Crores)

•	Global IT Services & Products Revenue was Rs. 21.2 billion (Rs. 2,122 Crores), an increase of 34% year on year (yoy) and 12% sequentially contributed primarily by volume growth

•	Global IT Services & Products Profit before Interest and Tax (PBIT) was Rs. 5.3 billion (Rs. 526 Crores), a growth of 14% sequentially

•	Global IT Services & Products added 61 new clients in the quarter — the highest ever customer add.

•	India & AsiaPac IT Services & Products segment records 39% growth in PBIT yoy; Revenue grew by 17%
Outlook for the Quarter ending March 31, 2006
Azim Premji, Chairman of Wipro commenting on the results said “The results for the quarter signal the next phase in Wipro’s growth. Revenues in our Global IT business were $473 million — including $1.3 million attributable to acquisition completed during the quarter — ahead of our guidance of $463 million. Apart from delivering solid Revenue growth, we improved our Operating Margins and increased our share of wallet from key clients, even as we made two strategic acquisitions. We believe that this combination of excellence in operations and strong execution of our strategy is critical to achieve our Vision, and we will continue to focus on both in future as well. Looking ahead, for the quarter ending March 31, 2006, we expect Revenues from our Global IT services business to be approximately $510 million.”
Suresh Senapaty, Chief Financial Officer, said “Our differentiated services — Technology Infrastructure Services, Testing and Enterprise Application Services — delivered double digit Revenue growth sequentially, ahead of the overall growth rate. Finance Solutions and Technology businesses continued their robust performance, delivering yet another quarter of double digit sequential Revenue growth. Strong volume growth, higher proportion of Offshore projects and continued operational improvements helped offset the impact of lower price realization, lower utilization and the impact of compensation revision for our Offshore team, and expand Operating Margins sequentially. ”
Wipro Limited
Revenues for the quarter ended December 31, 2005, were Rs. 27.4 billion, representing a 30% increase yoy. Profit after Tax for the quarter was Rs. 5.4 billion, an increase of 27% yoy.

Global IT Services & Products
Global IT Services reported Revenues of Rs. 21.2 billion for the quarter ended December 31, 2005, representing an increase of 34% yoy and PBIT of Rs. 5.3 billion, an increase of 27% yoy. Operating Income to Revenue for the quarter was 24.8%. R&D Services contributed 34% of the Revenue of Global IT Services. Enterprise Business contributed 57% of Revenues with the balance 9% being contributed by Business Process Outsourcing (BPO) services.
We had 51,024 employees as of December 31, 2005, which includes 36,626 employees in IT Services business and 14,398 employees in BPO business. This includes a net addition of 5,189 employees of which 3,770 were in IT Services (including 471 attributable to acquisitions) and 1,419 in BPO business.
During the quarter, we added 61 new clients, including 1 new client in BPO services. In terms of Verticals, the Product Engineering Services business led the customer addition with 20 new clients. Customer addition was strong in North America, where we added 37 clients during the quarter. Some of the key project wins during the quarter include an order from a European Tier 1 automotive vendor for designing car navigation system for the Chinese market and a multi million, multi year contract for complete migration of legacy Banking and Asset Management System to a new platform for a major bank in Continental Europe. In addition, one of the Top 10 Mortgage companies in the US selected Wipro as its strategic partner for its Enterprise BPO work.
During the quarter, Wipro was awarded the prestigious ASTD BEST Awards for 2005 by the American Society of Training & Development in recognition of Wipro’s support for a learning culture, that build talent across the enterprise, and that demonstrate the results of their learning and development efforts.
During the quarter, Wipro made two acquisitions — NewLogic Technologies AG, a European System on Chip design company, and mPower Software Service Inc., a company in the payments processing space. The operating results of mPower have been consolidated into Wipro’s operating results effective December 1, 2005 resulting in additional Revenues of Rs. 59 million ($1.3 million) and PBIT of Rs. 16 million, which have been included in the segment results for the quarter. NewLogic has been consolidated into Wipro’s operating results with effect from December 28, 2005.
Global IT Services & Products accounted for 77% of the Revenue and 89% of the PBIT for the quarter ended December 31, 2005.
Wipro Infotech — India, Middle East & Asia Pacific IT Services & Products business
For the quarter ended December 31, 2005, Wipro Infotech recorded Revenues of Rs.3992 Million, a growth of 17% yoy and Profit before Interest and Tax of Rs.376 Million a growth of 39% yoy. Services business contributed 38% to total Revenue and grew by 27% yoy.
We have won a comprehensive Total Outsourcing project from an MNC energy company. The contract is for 5 years and includes Transaction Processing in F&A and Procurement and IT Outsourcing comprising Consulting, ERP Deployment and Infrastructure Management.
We won 36 new projects in our services business during the quarter. Some key projects of this quarter include Storage Consolidation for HDFC Bank Ltd and Data Center Consulting and set-up for BPCL. Our initiatives to address the SMB market for Software have yielded strong results — In Q3, we have won 6 ERP projects.
Wipro Infotech accounted for 15% of Revenue and 6% of the PBIT for the quarter ended December 31, 2005.
Wipro Consumer Care & Lighting
Wipro Consumer Care & Lighting business recorded Revenue of Rs. 1.55 billion with PBIT of Rs.209 million for the quarter ended December 31, 2005, a yoy increase of 20% & 19% respectively. PBIT to Revenue was 13.5% for the quarter.

Wipro Limited
For the quarter ended December 31, 2005, the Return on Capital Employed in Global IT Services was 64%, India & AsiaPac IT Services & Products was 72% and Consumer Care and Lighting was 82%. At the Company level, the Return on Capital Employed was 34%, lower due to inclusion of cash and cash equivalents of Rs. 35 billion in Capital Employed (48% of Capital Employed).
For Wipro Limited, Profit after Tax computed in accordance with US GAAP for the quarter ended December 31, 2005, was Rs. 5.32 billion, an increase of 25% yoy. The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards, deferred taxes & accounting for forward contracts.
Global IT Services & Products segment Revenues were Rs. 21.2 billion for the quarter ended December 31, 2005, under US GAAP. The difference of Rs. 20 million is primarily attributable to difference in Revenue recognition standards and accounting treatment for foreign exchange contracts under Indian GAAP & US GAAP.
Quarterly Conference call
Wipro will hold conference calls today at 1:30 PM Indian Standard Time (3:00 AM US Eastern Time) & at 6:45 PM Indian Standard Time (8:15 AM US Eastern Time) to discuss the company’s performance for the quarter & answer questions sent to email ID: lakshminarayana.lan@wipro.com An audio recording of the management discussions and the question & answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.
About Wipro Limited
We are the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.
In the Indian market, we are a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, we provide IT solutions and services for global corporations. We also have a profitable presence in niche market segments of consumer products and lighting.
Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com and www.wipro.co.in
US GAAP financials on website
Unaudited Condensed Consolidated Financial statements of Wipro Limited computed under the US GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com

Contact for Investor Relation	Contact for Media

K R Lakshminarayana	Sandhya Ranjit
Corporate Treasurer	Manager-Corporate Communications
Phone: +91-80-2844-0079	+91-80-2844-0056
Fax: +91-80-2844-0051	+91-80-2844-0350
lakshminarayana.lan@wipro.com	sandhya.ranjit@wipro.com
Forward looking and cautionary statements
Certain statements in this release concerning our future growth prospects are forward looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Wipro has made strategic investments, withdrawal of fiscal governmental incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov . Wipro may, from time to time, make additional written and oral forward looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. Wipro does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.
# Tables to follow

WIPRO LIMITED, CONSOLIDATED
AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE QUARTER & NINE MONTHS ENDED DECEMBER 31, 2005

Rs. in Million
Particulars	Quarter ended December 31			Nine months ended December 31			Year Ended
	2005	2004	Growth %	2005	2004	Growth %	31 March 2005

Revenues
IT Services	19,269	14,190	36%	51,895	39,621	31%	54,230
Acquisitions	59	—	—	59	—	—	—
BPO Services	1,895	1,698	12%	5,535	4,723	17%	6,523
Global IT Services and Products	21,223	15,888	34%	57,489	44,344	30%	60,753
India & AsiaPac IT Services and Products	3,992	3,421	17%	11,354	9,122	24%	13,964
Consumer Care and Lighting	1,549	1,289	20%	4,350	3,496	24%	4,723
Others	675	503	34%	1,933	1,615	20%	2,258

TOTAL	27,439	21,101	30%	75,126	58,577	28%	81,698

Profit before Interest and Tax — PBIT
IT Services	4,941	3,816	29%	13,339	10,912	22%	14,835
Acquisitions	16	—		16	—		—
BPO Services	305	323	-6%	689	981	-30%	1,206
Global IT Services and Products	5,262	4,139	27%	14,044	11,893	18%	16,041
India & AsiaPac IT Services and Products	376	271	39%	893	627	42%	1,042
Consumer Care and Lighting	209	175	19%	591	495	19%	672
Others	74	177	-58%	273	316	-14%	397

TOTAL	5,921	4,762	24%	15,801	13,331	19%	18,152

Interest (Net) and Other Income	369	185		870	598		796

Profit Before Tax	6,290	4,947	27%	16,671	13,929	20%	18,948

Income Tax expense including Fringe Benefit Tax	(949)	(722)		(2,408)	(2,035)		(2,750)

Profit before Share in earnings / (losses) of Affiliates and minority interest	5,341	4,225	26%	14,263	11,894	20%	16,198
Share in earnings of affiliates	94	71		233	133		175
Minority interest	—	(28)		(1)	(72)		(88)

PROFIT AFTER TAX	5,435	4,268	27%	14,495	11,955	21%	16,285

Operating Margin
IT Services	26%	27%		26%	28%		27%
Acquisitions	27%	—		27%	—		—
BPO Services	16%	19%		12%	21%		18%
Global IT Services and Products	25%	26%		24%	27%		26%
India & AsiaPac IT Services and Products	9%	8%		8%	7%		7%
Consumer Care and Lighting	13%	14%		14%	14%		14%

TOTAL	22%	23%		21%	23%		22%

CAPITAL EMPLOYED
IT Services	21,555	18,532		21,555	18,532		21416
Acquisitions	2,448	—		2,448	—		—
BPO Services	10,542	8,177		10,542	8,177		8472
Global IT Services and Products	34,545	26,709		34,545	26,709		29,888
India & AsiaPac IT Services and Products	2,314	1,417		2,314	1,417		1,370
Consumer Care and Lighting	1,028	659		1,028	659		917
Others	34,737	23,733		34,737	23,733		21,538

TOTAL	72,624	52,518		72,624	52,518		53,713

CAPITAL EMPLOYED COMPOSITION
IT Services	30%	35%		30%	35%		40%
Acquisitions	3%	—		3%	—		—
BPO Services	15%	16%		15%	16%		16%
Global IT Services and Products	48%	51%		48%	51%		56%
India & AsiaPac IT Services and Products	3%	3%		3%	3%		3%
Consumer Care and Lighting	1%	1%		1%	1%		2%
Others	48%	45%		48%	45%		39%

TOTAL	100%	100%		100%	100%		100%

RETURN ON AVERAGE CAPITAL EMPLOYED
IT Services	92%	88%		83%	86%		81%
Acquisitions	5%	—		2%	—		—
BPO Services	12%	17%		10%	18%		16%
Global IT Services and Products	64%	66%		58%	65%		62%
India & AsiaPac IT Services and Products	72%	67%		65%	50%		63%
Consumer Care and Lighting	82%	101%		81%	105%		89%

TOTAL	34%	38%		33%	39%		39%

Notes to Segment Report
1.	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by The Institute of Chartered Accountants of India.

2.	Segment revenue includes exchange differences which are reported in other income in the financial statements

3.	PBIT for the quarter and nine months ended December 31, 2005 is after considering restricted stock unit amortisation of Rs. 156 Million and Rs. 479 Million respectively. PBIT of Global IT Services and Products for the quarter and nine months ended December 31, 2005 is after considering restricted stock unit amortisation of Rs. 135 Million and Rs. 413 Million respectively.

4.	Capital employed of ‘Others’ includes cash and cash equivalents including liquid mutual funds of Rs. 34,972 Million (as of December 31, 2004: Rs. 24,845 Million & as of March 31, 2005: Rs. 28,497 Million).

5.	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

(Rs. in Million)
	Quarter ended December 31,				Nine months ended December 31,
Geography	2005	%	2004	%	2005	%	2004	%

India	5,497	20%	4,569	22%	15,396	20%	12,937	22%
USA	13,779	50%	10,854	51%	37,873	51%	30,590	52%
Europe	6,578	24%	4,472	21%	17,291	23%	11,951	20%
Rest of the World	1,585	6%	1,207	6%	4,566	6%	3,100	6%

Total	27,439	100%	21,101	100%	75,126	100%	58,577	100%

6.	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

7.	Until June 30, 2005, the Company reported Global IT Services and Products as an integrated business segment. Effective July 2005, the company reorganized the management structure of Global IT Services and Products Segment, the segment reporting format has been changed accordingly. Revenues, operating profits and capital employed of Global IT Services business are now segregated into IT Services and BPO services.

8.	Effective December 1, 2005, the Company acquired 100% equity of MPower Software Services Inc. and its subsidiaries (MPower) including the minority shareholding held by MasterCard International in MPact India, a joint venture between Master Card International and MPower Inc, for an aggregate cash consideration of Rs. 1,275 Million. MPower Software Services Inc. is a US based Company engaged in providing IT services in the payments space.

As a part of this acquisition, Wipro aims to provide MasterCard a wide range of services including application development and maintenance, infrastructure services, package implementation, BPO and testing. Through this acquisition, Wipro is able to expand domain expertise in payment space and increase the addressable market for IT services.

The Company has made preliminary determination of the carrying value of assets and liabilities of MPower as at December 31, 2005 and has recorded goodwill of Rs. 1,089 Million. The Company is in the process of making a final determination of the carrying value of assets and liabilities, which may result in changes in the carrying value of goodwill and net assets recorded.

9.	On December 28, 2005, the Company acquired 100% equity of BVPENTE and its subsidiaries (New Logic). New Logic is an European system on chip design company. The consideration includes cash consideration of Rs. 1,157 Million and earn outs of Euro 26 Million to be determined and paid in future based on financial targets being achieved over a 3 year period.

Through this acquisition, the Company has acquired strong domain expertise in semiconductor IP cores and complete system-on-chip solutions with digital, analog mixed signal and RF design services. The acquisition also enables the Company to access over 20 customers in the product engineer ing space.

The Company has made preliminary determination of the carrying value of assets and liabilities of New Logic as at December 31, 2005 and has recorded goodwill of Rs. 840 Million. The Company is in the process of making a final determination of the carrying value of assets and liabilities, which may result in changes in the carrying value of goodwill and net assets recorded.

10.	As at December 31, 2005, revenues & operating profits of MPower are reported separately under ‘ Acquisitions’. Capital employed (including goodwill) of MPower and New Logic are reported separately under ‘Acquisitions’.

11.	As of December 31, 2005, forward contracts and options (including zero cost collars) to the extent of USD 303 Million have been assigned to the foreign currency assets as on the balance sheet date. The proportionate premium / discount on the forward contracts for the period upto the date of balance sheet is recognized in the profit and loss account. The exchange difference measured by the change in exchange rate between inception of forward contract and the date of balance sheet is applied on the foreign currency amount of the forward contract and recognized in the profit and loss account.

Additionally, the Company has designated forward contracts and options to hedge highly probable forecasted transactions. The Company also designates zero cost collars to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range. The range comprises an upper and lower strike price. At maturity if the exchange rate remains within the range the Company realizes the cash inflows at spot rate, otherwise the Company realizes the inflows at the upper or lower strike price.

The gain or loss on the forward contracts and options are recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur.

In respect of option / forward contracts which are not designated as hedge of highly probable forecasted transactions, realized / unrealized gain or loss are recognized in the profit and loss account of the respective periods.

As at the balance sheet date, the Company had forward / option contracts to sell USD 512 Million in respect of highly probable forecasted transactions. The effect of marked to market and of intermediary roll over / expiry of the said forward contracts is a gain of Rs. 72 Million. The final impact of such contracts will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.

12.	In August 2005, the Company issued bonus shares in the ratio of one additional equity share for every equity share or ADS held.

13.	The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest equally at annual intervals over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years. As permitted by generally accepted accounting principles in the United States (US GAAP), the Company applies a similar straight line amortization method for financial reporting under US GAAP. The company has been advised by external counsel that the straight line amortization complies with SEBI guidelines.

However, an alternative interpretation could result in amortization of the cost on an accelerated basis. Under this approach, the amortization in the initial years would be higher with a lower charge in subsequent periods (though the overall charge over the full vesting period will remain the same). If the Company were to amortize the cost on an accelerated basis, profit before taxes and profit after tax for three months ended December 31, 2005 would have been lower by Rs. 43 Million & Rs. 37 Million and for nine months ended December 31, 2005 would have been lower by Rs. 462 Million & Rs. 425 Million respectively. Similarly, the profit before taxes and profit after tax for the year ended March 31, 2005 would have been lower by Rs. 443 Million and Rs. 409 Million respectively. This would effectively increase the profit before and after tax in later years by similar amounts.

The Company is awaiting further clarification on the matter.

14.	a)	In accordance with Accountin g Standard 21 “Consolidated Financial Statements” issued by The Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

	b)	The Company has a 49% equity interest in Wipro GE Medical Systems Private Limited (Wipro GE), an entity in which General Electric, USA holds the majority equity interest. The shareholders agreement provides specific rights to the two shareholders. Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statem ents are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”.

	c)	In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.